Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION 2014/596/EU WHICH IS PART OF DOMESTIC UK LAW PURSUANT TO THE MARKET ABUSE (AMENDMENT) (EU EXIT) REGULATIONS (SI 2019/310) ("UK MAR"). UPON THE PUBLICATION OF THIS ANNOUNCEMENT, THIS INSIDE INFORMATION (AS DEFINED IN UK MAR) IS NOW CONSIDERED TO BE IN THE PUBLIC DOMAIN.

Tiziana Life Sciences plc Posting of Scheme Document and Notice of Meetings

London/New York, 3 September 2021 - Tiziana Life Sciences plc (Nasdaq: TLSA / LSE: TILS) ("Old Tiziana") a biotechnology company focused on innovative therapeutics for oncology, inflammation, and infectious diseases announced on 20 August 2021 that it had formally commenced its strategic plan to change its corporate structure by establishing Tiziana Life Sciences Ltd (“New Tiziana”), a Bermuda-incorporated company, as the ultimate parent company of the Tiziana Group. The reorganisation will be achieved by a scheme of arrangement under Part 26 of the Companies Act 2006 (the "Scheme").

A Scheme Document setting out full details of the Scheme (the "Scheme Document"), which includes notices of the court and the general meeting, which are to be held via a virtual meeting platform at 11.00 a.m. and 11.15 a.m. respectively on 27 September 2021, is being posted to the shareholders of Old Tiziana today. The Scheme Document can be found on Old Tiziana’s website at http://www.tizianalifesciences.com/about-us/ .

Capitalised terms defined in the Scheme Document shall, unless the context provides otherwise, have the same meanings in this announcement.

Expected Timetable of Principal Events

Event	Expected time/date
ADS Voting Record Time	30 September 2021
Latest time for receipt by the Depositary of voting instructions from holders of Old Tiziana ADSs for the Court Meeting	8.00 a.m. (New York time) on 22 September 2021
Latest time for receipt by the Depositary of voting instructions from holders of Old Tiziana ADSs for the Scheme General Meeting	8.00 a.m. (New York time) on 22 September 2021
Latest time for receipt by Old Tiziana’s Registrars of Blue Forms of Proxy from Old Tiziana Shareholders for the Court Meeting	11:00 a.m. on 23 September 2021
Latest time for receipt by Old Tiziana’s Registrars of White Forms of Proxy from Old Tiziana Shareholders for the Scheme General Meeting	11:15 a.m. on 23 September 2021
Voting record time for the Court Meeting and the Scheme General Meeting	6:00 p.m. on 23 September 2021
Court Meeting	11:00 a.m. on 27 September 2021
Scheme General Meeting	11:15 a.m. on 27 September 2021

The following dates are subject to change:

Court Hearing to sanction the Scheme and the Old Tiziana Reduction of Capital	19 October 2021
Scheme Record Time	Close of business on 20 October 2021
Last day of dealings in, and for registration of transfers of, Old Tiziana ADSs	20 October 2021
Last day of dealings in, and for registration of transfers of, Old Tiziana Shares	20 October 2021
Scheme Effective Date	21 October 2021
Effective date for the Share Capital Consolidation	Immediately after the Scheme becomes effective on 21 October 2021
Delisting of Old Tiziana Shares from the Main Market	8:00 a.m. on 21 October 2021
Cancellation of listing of Old Tiziana ADSs on NASDAQ	9.30 a.m. (New York time) on 21 October 2021
Commencement of trading in the New Tiziana Shares on NASDAQ	9.30 a.m. (New York time) on 21 October 2021

For the purposes of UK MAR, the person responsible for arranging for the release of this announcement on behalf of Tiziana is Dr Kunwar Shailubhai, Chief Executive Officer.

For further information please contact:

Keeren Shah, Finance Director: +44 (0) 207 495 2379 or email: info@tizianalifesciences.com

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK LSE: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to Milciclib, the Company will be shortly initiating Phase 2 studies with orally administered Foralumab for Crohn's Disease and nasally administered Foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody ("mAb") in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn's Disease, multiple sclerosis, type-1 diabetes ("T1D"), inflammatory bowel disease ("IBD"), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The Company is accelerating development of anti-Interleukin 6 receptor ("IL6R") mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

Forward looking statements

This announcement may contain certain forward-looking statements. These forward-looking statements include all matters that are not historical facts. These forward-looking statements involve risks and uncertainties that could cause the actual results of operations, financial condition, prospects and the development of the sector in which Old Tiziana operates to differ materially from the impression created by these forward-looking statements. Old Tiziana does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Do not place undue reliance on forward-looking statements, which speak only as of the date of this announcement.